Michael K. Krebs Direct Line: (617) 439-2288 Fax: (617) 310-9288 E-mail: mkrebs@nutter.com

August 4, 2020

108552-26

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julia Griffith (griffithj@sec.gov)

Re:	Eastern Bankshares, Inc. Registration Statement on Form S-1, as amended (the “Registration Statement”) Originally filed June 18, 2020 CIK No. 0001810546 File No. 333-239251

Ladies and Gentlemen:

We are writing in response to your letter dated July 31, 2020, setting forth the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on pre-effective Amendment No. 1 to the above-referenced Registration Statement filed by Eastern Bankshares, Inc. (the “Company”). The Company has considered the Staff’s comment, and its response is set forth below. To facilitate the Staff’s review, we have reproduced the comment used in the Staff’s comment letter in bold print.

In addition, we hereby submit pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which has been revised in response to the Staff’s comment and to update other disclosures.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED JULY 24, 2020

Recent Developments – Our Borrowers, page 52

1.

We note the table added on page 52 and request additional clarity in your response as to where the data was drawn from and how the data correlates to other June 30, 2020 financial information included in the filing. For example, the table appears to relate to modified loans as a result of the COVID-19 pandemic;

U.S. Securities & Exchange Commission

August 4, 2020

however the table references a total loan balance of $1,136.5 million, which does not correlate to modified loans discussed in the narrative discussion preceding the table, which references $946.1 million modified loans through June 30, 2020. Additionally, the columns for loan exposure, number of borrowers, and COVID-19 modification % are not clearly defined. Please revise your next amendment to more clearly describe the data included in this table and the origin of the data so as to be useful for potential investors and users of the financial statements.

Company Response:

As disclosed on page 16 of Amendment No. 2 under “Risk Factors—Risks Related to Covid-19 Pandemic and Associated Economic Slowdown,” when Eastern realized beginning in late March that the pandemic and economic slowdown would have an immediate adverse impact on certain segments of its customers, Eastern identified various categories of borrowers likely to experience the most adverse effects (the “High Impact Categories”).

The table on page 45 of Amendment No. 2 presents the total amount of loans made to borrowers in the High Impact Categories. The aggregate amount of loans in the High Impact Categories as of June 30, 2020 ($1,136.5 million) is greater than the total amount of loans modified through June 30, 2020 ($946.1 million), because not every loan in the High Impact Categories has been modified. (Also, not every modified loan is included in one of the High Impact Categories.) The High Impact Categories table was included in the Recent Developments section in light of the Company’s assessment of the impact of the Covid-19 pandemic and has not been considered or presented historically.

The Company has revised the table and the accompanying narrative disclosure as noted below to address the staff’s comments.

The Company has revised the lead in sentence to the table as follows:

•

Beginning in late March 2020, when we realized the Covid-19 pandemic and economic shut down would have an immediate adverse impact on certain segments of our customers, we identified the various categories of borrowers likely to experience the most adverse effects of the Covid-19 recession. The following table shows certain data, as of June 30, 2020, related to all loans to our borrowers in the industry categories that we believe will likely experience the most adverse effects of the Covid-19 pandemic. Loans included in the table that had been modified on or before June 30, 2020 represented approximately 28.9% of our aggregate outstanding loan balances to all borrowers in those categories as of June 30, 2020. However, the table does not include all loans that had been modified on or before June 30, 2020.

U.S. Securities & Exchange Commission

August 4, 2020

Clarification of the following column headings: “Loan Exposure”, “Number of Borrowers” and “COVID-19 modification %”

The Company has substituted the heading “Credit Exposure” instead of “Loan Exposure” and added (or revised) notes to the table to describe those columns more clearly:

[Credit Exposure]

(1)    Our aggregate potential credit exposure as of June 30, 2020, considering all loan agreements and lines of credit that permit a borrower to increase the borrower’s indebtedness to us.

[Number of Borrowers]

(2)    Each individual obligor is a single borrower for purposes of this column. Affiliated borrowers under common control are not aggregated as a single borrower even if in the same industry category, and therefore the actual concentration of credit exposure may be greater than indicated.

[Covid-19 Modification %]

(3)    The percentage of loans in each category, calculated as a percentage of aggregate outstanding loan balances for each category as of June 30, 2020, that we modified primarily due to the effects on borrowers of the Covid-19 pandemic and related economic slowdown beginning in late March 2020.

U.S. Securities & Exchange Commission

August 4, 2020

If you have any questions or require any additional information, please do not hesitate to contact me at (617) 439-2288 or mkrebs@nutter.com.

Sincerely,

/s/ Michael K. Krebs
Michael K. Krebs

MKK:

cc:	Mr. Robert F. Rivers

Chair and Chief Executive Officer

Eastern Bankshares, Inc.

Mr. James B. Fitzgerald

Chief Administrative Officer, Chief Financial Officer

Eastern Bankshares, Inc.

Kathleen C. Henry, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Eastern Bankshares, Inc.

Lee A. Meyerson, Esq.

Lesley Peng, Esq.

Simpson Thacher & Bartlett LLP